United States
Securities and Exchange Commission
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934



Putnam Dividend Income Fund
(Name of Issuer)


Common Stock
(Title of Class of Securities)


746706-10-0
(CUSIP Number)



The Commerce Group Inc.
211 Main Street
Webster, MA 01570
(508) 943-9000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)



November 22, 2000
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
the following box:           [X]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 746706-10-0                      THE COMMERCE Group, Inc.
                                            SCHEDULE 13D
                                            NOVEMBER 22, 2000




1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

         The Commerce Group Inc.
         ID# 04-2599931

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [  ]
                                                          (b) [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                      [WC]

5        CHECK BOX IF DISCLOSURE OF LEGAL                     [  ]
         PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Massachusetts

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         SOLE VOTING POWER                             [5,169,800]
         SHARED VOTING POWER                                 0
         SOLE DISPOSITIVE POWER                        [5,169,800]
         SHARED DISPOSITIVE POWER                            0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               [5,169,800]

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    [    ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           47.8%

14.      TYPE OF REPORTING PERSON
     [HC]

CUSIP No.: 746706-10-0                      THE COMMERCE Group, Inc.
                                            SCHEDULE 13D
                                            NOVEMBER 22, 2000




ITEM 1.  SECURITY AND ISSUER

This Schedule 13D relates to the shares of beneficial interest (the "Shares"), of Putnam Dividend Income Fund (the "Fund"), a Massachusetts business trust registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The principal executive offices of the Fund are located at One Post Office Square, Boston, MA.

ITEM 2.  IDENTITY AND BACKGROUND

(a) - (c) This Schedule 13D is being filed by The Commerce Group Inc.
(the "Reporting Person"), a corporation formed under the laws of Massachusetts. The Reporting Person is a corporation whose principal offices are located at 211 Main Street Webster, MA 01570. The name, business address and principal occupation of each director and executive officer of the Reporting Person are set forth on Annex A hereto, which is incorporated by reference. All information in this Schedule 13D with respect to the persons listed on Annex A is given to the knowledge of the Reporting Person. Shares reported on herein are held by direct and indirect wholly-owned subsidiaries of the Reporting Person: The Commerce Insurance Company, Citation Insurance Company, American Commerce Insurance Company and Commerce West Insurance Company as described in Item 5, below. Information regarding the executive officers and directors of such subsidiaries are as set forth on Annex A hereto. All information given herein regarding the Reporting Person is also applicable to each of such subsidiaries, unless specifically indicated otherwise.

(d) During the past five years, neither the Reporting Person nor any of the persons listed on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither the Reporting Person nor any of the persons listed on Annex A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the individuals listed in Annex A are citizens of the United
States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of the funds used by the Reporting Person or its subsidiaries to purchase Shares listed in Item 5(a) was working capital. The amount of the funds used to purchase such shares aggregated approximately $51,782,800.

CUSIP No.: 746706-10-0                      THE COMMERCE Group, Inc.
                                            SCHEDULE 13D
                                            NOVEMBER 22, 2000

ITEM 4.  PURPOSE OF TRANSACTION

The shares of beneficial interest of the Fund ("Shares") held by the Reporting Person were acquired in the ordinary course of business by the Reporting Person and its subsidiaries for the purpose of investment and capital appreciation. In pursuing this investment philosophy, the Reporting Person routinely monitors the performance, trading prices, investment strategy and portfolio securities of the Fund, and of other investment funds in which it invests, and may discuss such matters with fund management, shareholders, or others. The Reporting Person, as an insurance company holding company, is entitled to file securities ownership reports required by the Securities and Exchange Act of 1934 on Schedule 13G. Under amended rules under the Securities Exchange Act of 1934, a person reporting on Schedule 13G may elect to convert such filing to a Schedule 13D, in part, to ensure that discussions with management, or other actions by the Reporting Person, do not limit the Reporting Person's ability to acquire additional Shares, or to vote the shares it already owns. Accordingly, in order to maintain desired flexibility for such transactions and discussions, the Reporting Person is electing to convert its ownership filing on Schedule 13G to a filing on
Schedule 13D.

The matters which the Reporting Person intends to consider, discuss or pursue may include additional purchases of Shares, ceasing the purchase of additional Shares, sales of Shares or one or more of the items described in items (a) through (j) of Item 4. Whether any of such actions are taken by the Reporting Person will depend upon the Reporting Person's evaluation of several factors, including the Fund's business and prospects, future developments, the level of discount in Share market prices from net asset value ("NAV"), the performance of the Funds' investments, the availability of funds to the Reporting Person, alternative uses of funds, stock and money market conditions, and general economic conditions. Such factors may materially affect the Reporting Person's decision to purchase additional Shares, or take other actions, and may result in the Reporting Person's increasing its ownership to a majority or more of the outstanding Shares, and/or proposing changes in operations, governance or capitalization of the Fund. The Reporting Person will review its investment in the Fund from time to time and reserves the right to take or not take any action it deems to be in its best interest or to change its intention as set forth in this Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) The Fund's reports with the Securities and Exchange Commission report that 10,824,907 Shares are outstanding. Based upon such number, the Reporting Person beneficially owns 47.8% of the Fund's outstanding Shares.

The Reporting Person is the beneficial owner (through its insurance subsidiaries as listed below) of 5,169,800 Shares, over which it has sole power of disposition and voting. Such number of Shares represents approximately 47.8% of the outstanding Shares.

                                                Shares              Cost

 The Commerce Insurance Company               4,609,800          $46,384,119
 Citation Insurance Company                     100,000              966,500
 American Commerce Insurance Company            300,000            2,858,906
 Commerce West Insurance Company                160,000            1,573,275

                Totals                        5,169,800          $51,782,800

CUSIP No.: 746706-10-0                      THE COMMERCE Group, Inc.
                                            SCHEDULE 13D
                                            NOVEMBER 22, 2000



(c) During the last sixty days, the Reporting Person or the subsidiaries has effected the following purchases in the shares of Common Stock, all of which were made on the New York Stock Exchange (see attached Annex B).


(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Person.


(e) It is inapplicable to state the date on which the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.



ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund, including, but not limited to, the transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    Annex A   Officers and Directors of Reporting Person and Insurance
Subsidiaries
    Annex B   Item 5(c) Information

SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



November 22, 2000                THE COMMERCE GROUP INC.










                                          Gerald Fels
                                          Executive Vice President &
                                          Chief Financial Officer

ANNEX  A

THE COMMERCE GROUP, INC.
211 Main Street, Webster, MA  01570

DIRECTORS
Herman F. Becker......................... President and owner, Sterling Realty and Huguenot
                                          Development Corporation

Joseph A. Borski, Jr..................... Self-employed Certified Public Accountant

Eric G. Butler........................... Retired Vice President and General Claims Manager
                                          of Commerce and Citation

Henry J. Camosse......................... Retired President, Henry Camosse & Sons Co., Inc.,
                                          a building and masonry supplies company

Gerald Fels.............................. Executive Vice President and Chief Financial
                                          Officer of the Company

David R. Grenon.......................... Chairman Emeritus and Assistant Clerk of The
                                          Protector Group Insurance Agency, Inc.

Robert W. Harris......................... Retired Treasurer, H.C. Bartlett Insurance Agency,
                                          Inc.

Robert S. Howland........................ Retired Clerk, H.C. Bartlett Insurance Agency,
                                          Inc.

John J. Kunkel........................... President and Treasurer, Kunkel Buick and GMC
                                          Truck, Treasurer, Kunkel Bus Company

Raymond J. Lauring....................... Retired President, Lauring Construction Company

Roger E. Lavoie.......................... Retired President and Treasurer, Lavoie Toyota-
                                          Dodge, Inc.

Normand R. Marois........................ Retired Chairman of the Board, Marois Bros., Inc.,
                                          a contracting firm

Suryakant M. Patel....................... Retired physician who specialized in internal medicine

Arthur J. Remillard, Jr.................. President, Chief Executive Officer and Chairman
                                          of the Board of the Company

Arthur J. Remillard, III................. Senior Vice President and Assistant Clerk of
                                          the Company; Senior Vice President of Commerce
                                          and Citation in charge of Policyholder Benefits

Regan P. Remillard....................... Senior Vice President of the Company; President
                                          and Secretary of Commerce West Insurance Company;
                                          President of ACIC Holding Co., Inc.; Vice Chairman
                                          of the Board and Chief Executive Officer of
                                          American Commerce Insurance Company

Gurbachan Singh.......................... Retired physician who specialized in general surgery

John W. Spillane......................... Clerk of the Company and practicing attorney

ANNEX  A

                               DIRECTORS OF
                               COMMERCE HOLDINGS, INC.
                               The Commerce Insurance Company
Commerce West Insurance Company
                                   Citation Insurance Company
                                  211 Main Street, Webster, MA  01570


Arthur J. Remillard, Jr...........     President, Chief Executive Officer and Chairman of
the Board

Gerald Fels.......................     Executive Vice President and Chief Financial Officer;
                                       Treasurer, Commerce Holdings, Inc.

Arthur J. Remillard, III (1)......     Senior Vice President and Clerk

Regan P. Remillard................     Senior Vice President; President and Secretary of
Commerce West Insurance Company

James A. Ermilio..................     Vice President and General Counsel

David R. Grenon (1)...............     Chairman Emeritus and Assistant Clerk of The
Protector Group Insurance Agency

John M. Nelson (1)................     Chairman of TJX Companies

Suryakant M. Patel (1)............     Retired physician who specialized in internal
                                       medicine

William G. Pike (1)...............     Executive Vice President and Chief Financial Officer
of Granite State Bankshares, Inc.

H. Thomas Rowles (1)..............     Chairman of the Board of ACIC Holding Co., Inc.;
Chairman of the Board of American Commerce Insurance
Company; President, Chief Executive Officer and
Director of AAA Southern New England


Mark A. Shaw (1)..................     Treasurer of ACIC Holding Co., Inc.; Executive Vice
President and Chief Operating Officer of AAA Southern
New England


(1) Commerce Holdings, Inc., The Commerce Insurance Company and Citation Insurance Company only.

ANNEX  A

                               DIRECTORS OF
                                  American Commerce Insurance Company
                                  3590 Twin Creeks Drive, Columbus, OH  43204


H. Thomas Rowles..................     Chairman of the Board of American Commerce Insurance
Company; President, Chief Executive Officer and
Director of AAA Southern New England

Regan P. Remillard................     Vice Chairman of the Board and Chief Executive
Officer of American Commerce Insurance Company;
Senior Vice President of The Commerce Group, Inc.;
President and Secretary of Commerce West Insurance
Company

Mark A. Shaw......................     Executive Vice President and Chief Operating Officer
of AAA Southern New England

Gerald Fels.......................     Executive Vice President and Chief Financial Officer
of The Commerce Group, Inc.

Patrick W. Doherty................     President and Chief Executive Officer of AAA Oklahoma

Terry R. Farias...................     President and Chief Executive Officer of AAA Hoosier
Motor Club

Roger L. Graybeal.................     President and Secretary of AAA Oregon/Idaho

Richard S. Hamilton...............     President of AAA West Pennsylvania/West
                                       Virginia/South Central Ohio

Gerald P. Hogan...................     President and Chief Operating Officer of American
Commerce Insurance Company

Charles B. Liekweg................     President and Chief Executive Officer of AAA
                                       Washington

D. James McDowell.................     President and Chief Executive Officer of AAA Arizona

Peter C. Ohlheiser................     President of Ohio Motorists Association

ANNEX  A

                                  THE COMMERCE GROUP, INC.
                                  211 Main Street, Webster, MA   01570

OFFICERS OF THE COMMERCE GROUP, INC.
President, Chief Executive Officer and Chairman of the Board.....     Arthur J. Remillard, Jr.
Executive Vice President and Chief Financial Officer.............     Gerald Fels
Senior Vice President and Assistant Clerk........................     Arthur J. Remillard, III
Senior Vice President............................................     Regan P. Remillard
Senior Vice President............................................     Mary M. Fontaine
Vice President and General Counsel...............................     James A. Ermilio
Clerk............................................................     John W. Spillane
Treasurer and Chief Accounting Officer...........................     Randall V. Becker
Assistant Treasurer..............................................     Thomas A. Gaylord
Assistant Vice President.........................................     Robert E. McKenna
OFFICERS OF MASSACHUSETTS SUBSIDIARIES
President, Chief Executive Officer and Chairman of the Board.....     Arthur J. Remillard, Jr.

Executive Vice President and Chief Financial Officer.............     Gerald Fels

Senior Vice President and Secretary..............................     Arthur J. Remillard, III

Senior Vice Presidents...........................................     David H. Cochrane
                                                                      Peter J. Dignan
                                                                      Mary M. Fontaine
                                                                      Regan P. Remillard
                                                                      Joyce B. Virostek


Vice Presidents..................................................     Elizabeth M. Edwards
                                                                      Karen A. Lussier
                                                                      Michael J. Richards
                                                                      Angelos Spetseris
                                                                      Henry R. Whittier, Jr.

Vice President and General Counsel...............................     James A. Ermilio

Assistant Vice Presidents......................  David P. Antocci     Susan A. Horan
                                                 Robert M. Blackmer   John V. Kelly
                                                 Stephen R. Clark     Ronald J. Lareau
                                                 Raymond J. DeSantis  Donald G. MacLean
                                                 Warren S. Ehrlich    Robert E. McKenna
                                                 Richard W. Goodus    Robert L. Mooney
                                                 James E. Gow         Emile E. Riendeau

Treasurer and Chief Accounting Officer...........................     Randall V. Becker

Assistant Treasurer..............................................     Thomas A. Gaylord

ANNEX  A




OFFICERS OF AMERICAN COMMERCE INSURANCE COMPANY
                         3950 Twin Creeks Drive, Columbus, OH  43204


Chairman of the Board...........................................      H. Thomas Rowles
Vice Chairman of the Board and Chief Executive Officer..........      Regan P. Remillard
President and Chief Operating Officer...........................      Gerald P. Hogan
Chief Financial Officer.........................................      Michael V. Vrban
Senior Vice President...........................................      Carol R. Blaine
Treasurer.......................................................      Richard B. O'Hara
Secretary and Chief Legal Officer...............................      James A. Ermilio
Assistant Vice President........................................      Gregory S. Clark
Assistant Vice President and General Counsel....................      Julie Deley-Shimer




OFFICERS OF COMMERCE WEST INSURANCE COMPANY
                           5000 Hopyard Road, Suite 200, Pleasanton, CA  94588-3350

Chairman of the Board...........................................      Arthur J. Remillard, Jr.
President and Secretary.........................................      Regan P. Remillard
Treasurer and Chief Financial Officer ..........................      Michael V. Vrban
Chief Reporting Officer.........................................      Albert E. Peters
Investment Officer..............................................      Gerald Fels
Vice Presidents.................................................      Michael J. Berryessa
                                                                      Albert R. Harris

ANNEX  B
Item 5 (c) - Information

AS OF NOVEMBER 30, 2000



ACQUISITION                              ACQUISITION                           PURCHASE PRICE
  DATE             CUSIP NUMBR             COST           PAR OR SHARES        PER 100/SHARE

COMPANY NUMBER:   1 - COMMERCE INSURANCE COMPANY
09/25/2000         746706-10-0         $   30,736.50         3,100.00             $9.87500
09/26/2000         746706-10-0            130,878.00        13,200.00              9.87500
09/27/2000         746706-10-0             93,201.00         9,400.00              9.87500
09/28/2000         746706-10-0            516,571.50        52,100.00              9.87500
09/29/2000         746706-10-0             44,055.00         4,500.00              9.75000
10/02/2000         746706-10-0              9,915.00         1,000.00              9.87500
10/03/2000         746706-10-0             35,694.00         3,600.00              9.87500
10/04/2000         746706-10-0            246,883.50        24,900.00              9.87500
10/06/2000         746706-10-0             68,413.50         6,900.00              9.87500
10/10/2000         746706-10-0             23,796.00         2,400.00              9.87500
10/12/2000         746706-10-0             24,787.50         2,500.00              9.87500
10/13/2000         746706-10-0              2,974.50           300.00              9.87500
10/16/2000         746706-10-0             48,583.50         4,900.00              9.87500
10/17/2000         746706-10-0             38,668.50         3,900.00              9.87500

            Total                      $1,315,158.00       132,700.00

      Average purchase price                                                      $9.86607